BBQ IN THE PARK, INC.

Statements of Changes in Shareholders' Equity

From April 3rd, 2019 (inception) to December 31st, 2019

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, April 3rd, 2019	-	$ -	$ -	$ -	$ -
Issuance of common stock	2,000,000				
Net income	-	-	-	-	-
Balance, December 31st, 2019	2,000,000.00	$ -	$ -	$ -	$ -